Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 1, 2024

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 40 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 29, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Rockefeller Opportunistic Municipal Bond ETF, Rockefeller California Municipal Bond ETF and Rockefeller New York Municipal Bond ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

Fees and Expenses

1.	Please remove footnote 2 from each Fund’s fee table regarding a voluntary waiver, as presented in Appendix A to the correspondence filed by the Trust on July 26, 2024.

Response: The Trust responds supplementally by respectfully declining to remove the referenced footnote. The Trust feels that inclusion of the footnote is necessary to avoid investor confusion since each Fund’s management fee will be less than the amount presented in the table through December 31, 2024.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC